ASA LIMITED

OFFER TO PURCHASE FOR CASH
UP TO 2,400,000 OF ITS ISSUED AND OUTSTANDING

COMMON SHARES, PAR VALUE U.S. $1.00 PER SHARE

July 7, 2008

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We are enclosing herewith supplemental materials relating to the offer of ASA Limited, a Bermuda company registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Company”), to purchase up to 2,400,000 of the Company’s issued and outstanding common shares, par value U.S. $1.00 per share, upon the terms and conditions set forth in its Offer to Purchase, dated June 13, 2008, and in the related Letter of Transmittal (as supplemented and corrected by the materials enclosed herewith, the “Offer”). In this regard, we refer to our letter to you dated June 13, 2008.

The Company has extended the expiration date of the Offer from 12:00 Midnight, Eastern time, on Friday, July 11, 2008, until 12:00 Midnight, Eastern time, on Friday, July 25, 2008.

Also, it has come to our attention that the Offer to Purchase and the Letter of Transmittal erroneously stated that payments to "Non-U.S. Shareholders" for tendered shares would be subject to U.S. federal income tax withholding equal to 30% of the gross proceeds. There will be no such withholding.

We are asking you to contact your clients for whom you hold shares registered in your name (or in the name of your nominee) or who hold shares registered in their own names. Please bring the supplemental materials to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following materials:

1. A Supplement, dated July 7, 2008, to the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal; and
2. A form of letter that may be sent to your clients along with the Supplement.

NOTE: A corrected Letter of Transmittal is available from the Information Agent. However, all tendering shareholders, including “Non-U.S. Shareholders,” still may use the original Letter of Transmittal, and payments to "Non-U.S. Shareholders" for tendered shares will not be subject to U.S. federal income tax withholding.

All shares previously tendered and not withdrawn will remain subject to the Offer, subject to any right of any tendering shareholder to withdraw his or her shares.

Any questions, requests for assistance, or requests for additional copies of the tender offer materials may be directed to the Information Agent at the telephone number or address set forth in Section 15 of the Offer to Purchase.

                                   Sincerely,

                                    ASA LIMITED